UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
           WASHINGTON, D.C. 20549

                 FORM 12B-25
                                                                SEC FILE NUMBERS
                                                                   33-75510-01
                                                                     1-12944

                 NOTIFICATION OF LATE FILING
                                                                  CUSIP NUMBER
                                                                    46623YAA3
(CHECK ONE):    [   ] Form 10-K and Form 10-KSB
                [   ] Form 20-F     [   ]Form 11-K
                [ X ] Form 10-Q and Form 10-QSB
                [   ] Form N-SAR

         For Period Ended: June 28, 1997
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:______________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         JPS AUTOMOTIVE L.P.
         JPS AUTOMOTIVE PRODUCTS CORP.

Full Name of Registrant


Former Name if Applicable

         701 MCCULLOUGH DRIVE

Address of Principal Executive Office (STREET AND NUMBER)


         CHARLOTTE, NORTH CAROLINA 28262

City, State and Zip Code


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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]             (b)        The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
                           and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

         On July 1, 1997, Collins & Aikman Corporation ("C&A") announced that JPS Automotive L.P. had entered into an agreement to sell its Air Restraint and Technical Products Division ("Airbag") to Safety Components International, Inc., for a purchase price of $56.3 million, subject to adjustment. The sale was completed on July 24, 1997. Accordingly, Airbag has been reclassified as a discontinued operation for financial statement and other purposes for all accounting periods prior to and including the sale. The accounting changes necessitated by this restatement created an additional burden in preparing the Registrants' Report on Form 10-Q for the period ended June 28, 1997. In addition, the substantial efforts of the directors, officers and financial and legal personnel of C&A (some of whom are also officers of the Registrants) and the Registrants required to complete the sale of Airbag have diverted those persons from the task of completing and finalizing their review of the Registrants' Report on Form 10-Q for the period ended June 28, 1997. Finally, in connection with the Registrants' acquisition by C & A, the Registrants experienced certain reductions of personnel involved in the preparation of the Registrants' Report on Form 10-Q. The foregoing has rendered the Registrants unable to file their Form 10-Q by August 12, 1997.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John F.  Grossbauer                (704) 548-2351
         ----------------------------------------------------------------------
                (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[ X ] Yes   [   ] No




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


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]Yes   [ X ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               JPS AUTOMOTIVE L.P.
                          JPS AUTOMOTIVE PRODUCTS CORP.
                  ---------------------------------------------
                  (Name of Registrants as Specified in Charter)


have caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.




                       JPS Automotive Products Corp.       JPS Automotive  L.P.
                                                           By: PACJ, Inc.,
                                                           its general partner

August 11, 1997        By:     /s/ J.  Michael Stepp       By:  /s/ J.  Michael Stepp
---------------        -----------------------------       --------------------------
Date                   J.  Michael Stepp                   J.  Michael Stepp
                       Executive Vice President            Executive Vice President
                       & Chief Financial Officer           & Chief Financial Officer


INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.